Dreyfus Premier International Opportunities Fund

SEMIANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier International Opportunities Fund covers the six-month period from November 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, D. Kirk Henry.

Positive economic data continued to accumulate in many of the world's developed and emerging markets during the reporting period. Recovering economies in China and the United States have led to better business conditions for many exporters, including suppliers of energy products and raw materials used in manufacturing. At the same time, relatively low interest rates and robust consumer spending have supported most local economies. As a result, companies around the world have generally enjoyed higher earnings and stock prices.

Despite these encouraging developments, we continue to believe that investors should be aware of potential risks that could lead to heightened volatility or a stock market correction. Chief among them, in our view, are a possible acceleration of inflation, an unexpected interruption of global demand for energy and commodities, and the chance that terrorism could cause renewed instability in international markets. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

How did Dreyfus Premier International Opportunities Fund perform relative to its benchmark?

For the six-month period ended April 30, 2004, the fund produced total returns of 12.33% for Class A shares, 12.00% for Class B shares, 12.06% for Class C shares, 13.24% for Class R shares and 12.29% for Class T shares.[1] This compares with an 11.71% total return for the fund's current benchmark, the Morgan Stanley Capital International All Country World ex United States Index ("MSCI All Country World ex-U.S. Free Index"), for the same period.[2]

We attribute the international stock market's overall performance to stronger economic growth in many parts of the world. We are pleased that the fund outperformed the benchmark, primarily due to the success of our stock selection strategy in a wide range of countries and economic sectors.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund ordinarily invests most of its assets in equity securities of companies located throughout the world, including emerging market countries. At least 80% of the fund's assets will be invested in stocks. The fund normally can be expected to invest up to 35% of its total assets in the stocks of emerging market companies.

The fund's investment approach is value-oriented, research-driven and risk-adverse. In selecting stocks, we seek to identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, the fund focuses on three key factors: value; business health; and business momentum.

The fund employs strict risk control guidelines with respect to portfolio, country and sector diversification. Under normal market conditions:

- no single issue, at the time of purchase, will account for more than 5% of the portfolio or 5% of the outstanding common stock of the issuer;
- the fund will be invested in at least 12 to 15 countries, and country weightings will deviate from the weightings of the fund's benchmark index only within specific percentage ranges established by the portfolio manager; and
- the weighting in any one sector will be no more than 10% above the weighting of that sector in the benchmark, nor will any sector represent more than 30% of the portfolio.

What other factors influenced the fund's performance?

When the reporting period began, most international stock markets continued to rally, due in large part to China's rapid economic expansion, improved corporate earnings in many developed nations and higher levels of merger and acquisition activity worldwide. However, beginning in April stock prices declined sharply amid intensifying concerns over China's efforts to restrain its rapid growth and the perceived likelihood of higher U.S. interest rates.

The fund's strongest returns stemmed from its holdings in Japan, India, South Africa and the Netherlands. In Japan, finance stocks drove the fund's performance, primarily due to a more favorable outlook for corporate lending and a rebound in consumer spending. In India, a region we have favored for some time now, the fund benefited when expectations rose that the government would privatize one of the country's major telecommunications companies. The stock recently pulled back when parliamentary elections forced a change in government leadership, spreading concern regarding future economic reform. However, we believe the positive long-term outlook for India remains on track.

The fund also scored successes with its South African holdings, where we focused on companies with exposure to the domestic economy. In the Netherlands, the fund enjoyed solid returns from a major home window treatment company as well as a large bank and insurance company.

From an industry group perspective, the fund posted its strongest gains within the financials, materials, telecommunications services, and phar–

maceuticals areas. In each of these areas, the stocks rose for company-specific reasons rather than as part of a broader trend for its sector as a whole. True to the fund's "bottom-up" strategy of choosing stocks one at a time according to their individual merits, we found what we believed to be attractive investment opportunities in a variety of different market sectors.

On the other hand, the fund's relative performance in certain market segments suffered because it did not own some of the MSCI All Country World ex-U.S. Free Index's better-performing holdings in South Korea and the United Kingdom. Lack of exposure to certain technology companies that failed to meet our valuation criteria also hindered the fund's returns.

What is the fund's current strategy?

In adherence to our longstanding diversification strategy, as of the end of the reporting period we have found what we believe are attractive investment opportunities in a variety of markets and industry groups. For example, recent additions to the fund include Sanofi Synthelabo, the European pharmaceutical company that recently acquired former portfolio holding Aventis; Diageo, a beverage company in the United Kingdom; and France Telecom. Conversely, we have taken profits and trimmed positions in Credit Saison in Japan, PT Indonesian Satellite, and Norwegian energy company Statoil.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International All Country World ex U.S. Free Index is a free floated-adjusted market capitalization-weighted index that is designed to track the performance of both developed and emerging market countries, excluding the United States.*

STATEMENT OF INVESTMENTS

April 30, 2004 (Unaudited)

Common Stocks−95.3%	Shares	Value ($)
Australia−2.3%		
AMP	18,021	75,095
Amcor	6,400	32,077
John Fairfax Holdings	7,500	18,145
National Australia Bank	5,599	119,165
Santos	25,200	117,023
		361,505
Belgium−1.7%		
Dexia	5,170	85,030
Dexia (Strips)	4,730 [a]	57
Fortis	8,950	195,050
		280,137
Brazil−1.3%		
Banco Itau, ADR	1,480	58,667
Petroleo Brasileiro, ADR	2,600	75,140
Telecomunicacoes Brasileiras, ADR	2,624	75,073
		208,880
Canada−2.8%		
CP Railway	6,100	135,615
Quebecor World	10,450	179,765
Sobeys	6,700	139,919
		455,299
China−.5%		
Huadian Power International, Cl. H	255,400	**72,856**
Croatia−.2%		
Pliva, GDR	2,200 [b]	**36,102**
Denmark−.6%		
Danske Bank	4,450	**99,999**
Finland−1.7%		
Nokia	1,000	14,073
Nokia, ADR	4,959	69,476
Sampo, Cl. A	1,700	16,283
Sampo Warrants	7,650	73,272
UPM-Kymmene	5,500	101,402
		274,506

Common Stocks (continued)	Shares		Value ($)
France–6.8%			
Assurances Generales de France	695	a	42,448
BNP Paribas	1,470		88,284
Carrefour	2,630		122,041
Compagnie Generale des Etablissements Michelin, Cl. B	1,986		92,943
France Telecom	4,500	a	108,589
Sanofi-Synthelabo	1,630		103,560
Schneider Electric	1,570		105,771
Thomson	9,400		181,419
Total	1,345		248,781
			1,093,836
Germany–5.3%			
Deutsche Bank	860		70,876
Deutsche Lufthansa	5,090		81,579
Deutsche Post	5,020		110,726
E.ON	2,784		184,554
KarstadtQuelle	5,650		120,084
Medion	960		40,738
Schering	2,190		114,724
Volkswagen	2,990		131,614
			854,895
Greece–.7%			
Hellenic Telecommunications Organization	7,640		**111,000**
Hong Kong–1.4%			
Bank of East Asia	11,962		34,813
China Mobile (Hong Kong)	34,500		90,897
Dah Sing Financial	1,200		8,616
MTR	28,651		43,529
Swire Pacific, Cl. A	8,400		54,924
			232,779
Hungary–.3%			
Magyar Tavkozlesi	11,000		**45,965**
India–1.2%			
Hindalco Industries, GDR	2,100	b	54,600
Mahanagar Telephone Nigam, ADR	9,600		73,056

Common Stocks (continued)	Shares	Value ($)
India (continued)		
Reliance Industries, GDR	2,400 [a,b]	61,200
		188,856
Indonesia−.4%		
PT Gudang Garam	37,800	**62,831**
Ireland−1.3%		
Bank of Ireland	16,770	**203,242**
Italy−3.7%		
Banche Popolari Unite Scrl	2,335	39,719
Benetton Group	4,800	56,274
Eni	7,905	160,715
Finmeccanica	165,260	126,193
Saipem	300	2,812
SanPaolo IMI	4,070	47,472
UniCredito Italiano	35,500	165,541
		598,726
Japan−22.0%		
AIFUL	1,100	111,640
ALPS ELECTRIC	6,000	86,448
CANON	3,000	157,401
Credit Saison	5,200	152,200
DENTSU	18	50,401
Eisai	4,000	102,216
FUNAI ELECTRIC	500	74,396
Fuji Heavy Industries	12,600	60,628
Fuji Photo Film	4,000	128,676
HONDA MOTOR	4,600	184,659
Kao	7,300	174,306
LAWSON	3,100	116,297
MABUCHI MOTOR	1,700	117,231
MINEBEA	18,500	90,358

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
MURATA MANUFACTURING	800	52,485
Matsumotokiyoshi	3,500	105,931
NIPPON TELEGRAPH AND TELEPHONE	16	84,092
Nippon Express	27,000	157,809
RINNAI	4,100	110,530
ROHM	700	87,345
SFCG	500	102,578
SKYLARK	5,300	103,978
SOHGO SECURITY SERVICES	4,300	57,474
SUMITOMO CHEMICAL	21,600	99,823
Sekisui House	9,000	95,419
77 Bank	16,000	96,271
Shin-Etsu Chemical	3,700	149,536
Shisheido	7,000	86,077
Sumitomo Bakelite	13,500	88,446
TDK	1,100	78,547
Takeda Chemical Industries	3,850	155,249
Toyota Motor	2,200	79,543
Yamaha Motor	9,000	128,694
		3,526,684
Luxembourg–.3%		
Arcelor	3,100	**51,505**
Malaysia–.5%		
Sime Darby	58,300	**82,847**
Mexico–1.9%		
Cemex, ADR	2,600	76,570
Coca-Cola Femsa, ADR	3,900	82,914
Kimberly-Clark de Mexico, Cl. A	23,200	61,424
Telefonos de Mexico, ADR	2,560	87,398
		308,306

Common Stocks (continued)	Shares	Value ($)
Netherlands—4.2%		
ABN AMRO	4,059	88,264
Akzo Nobel	3,230	117,708
DSM	1,700	81,474
Heineken	1,510	63,716
Hunter Douglas	202	9,679
Koninklijke (Royal) Philips Electronics	900	24,512
Koninklijke (Royal) Philips Electronics, ADR	1,670	44,773
Royal Dutch Petroleum	2,700	131,310
Wolters Kluwer	7,018	118,200
		679,636
New Zealand—.6%		
Carter Holt Harvey	23,000	30,255
Telecom Corporation of New Zealand	18,299	64,878
		95,133
Norway—.4%		
Norsk Hydro	1,150	**67,558**
Portugal—.4%		
EDP	26,380	**72,101**
Singapore—1.7%		
DBS	21,300	179,018
MobileOne	57,200	49,419
Singapore Technologies Engineering	34,500	38,323
		266,760
South Africa—2.1%		
Nampak	40,400	82,448
Nedcor	11,679	100,037
Sasol	6,100	91,204
Tiger Brands	5,300	65,277
		338,966
South Korea—2.4%		
Hyundai Motor, GDR	1,400 [b]	29,400
KT, ADR	5,600	103,600
Kookmin Bank, ADR	2,350 [a]	87,185
Korea Electric Power, ADR	10,160	95,402
POSCO, ADR	2,200	67,650
		383,237

Common Stocks (continued)	Shares	Value ($)
Spain—2.2%		
Banco de Sabadell	2,050	42,268
Endesa	8,940	163,860
Repsol YPF	800	16,850
Repsol YPF, ADR	6,120	127,786
		350,764
Sweden—.7%		
Electrolux, Cl. B	1,050	20,754
Investor, Cl. B	8,660	87,853
		108,607
Switzerland—5.0%		
Clariant	7,685 [a]	97,500
Lonza	1,600	77,248
Nestle	710	179,608
Novartis	5,160	230,023
UBS	1,860	132,191
Zurich Financial Services	540	85,377
		801,947
Taiwan—1.0%		
Compal Electronics, GDR	13,300	75,810
United Microelectronics, ADR	15,657 [a]	81,416
		157,226
United Kingdom—17.7%		
Allied Domecq	8,620	68,750
Anglo American	3,733	75,136
BAA	9,300	85,759
BAE Systems	29,345	109,152
BOC	5,854	94,106
BT	46,100	145,926
Barclays	17,089	154,100
Bunzl	14,497	121,150
Cadbury Schweppes	18,748	149,112
Centrica	26,300	101,906
Diageo	9,333	125,206
GKN	41,950	170,358
GlaxoSmithKline	12,300	254,548
Lloyds TSB	11,400	85,211

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Marks & Spencer	34,700	169,991
Old Mutual	45,100	77,379
Rexam	8,400	68,038
Rio Tinto	8,753	192,009
Royal Bank of Scotland	4,500	135,103
Sainsbury (J)	27,302	134,839
Scottish & Southern Energy	8,810	106,628
Shell Transport & Trading	30,776	212,303
		2,836,710
Total Common Stocks		
(cost $12,888,545)		**15,309,401**

Short-Term Investments–3.9%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
.86%, 5/6/2004	275,000	274,984
.87%, 5/13/2004	349,000	348,923
Total Short-Term Investments		
(cost $623,866)		**623,907**
Total Investments (cost $13,512,411)	**99.2%**	**15,933,308**
Cash and Receivables (Net)	**.8%**	**129,237**
Net Assets	**100.0%**	**16,062,545**

a *Non-income producing.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, these securities amounted to $181,302 or approximately 1.1% of net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	13,512,411	15,933,308
Cash		68,289
Cash denominated in foreign currencies	212,460	216,725
Receivable for investment securities sold		132,941
Dividends receivable		83,146
Receivable for shares of Beneficial Interest subscribed		39,614
Net unrealized appreciation on forward currency exchange contracts—Note 4		6
Prepaid expenses		38,377
		16,512,406
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		19,475
Payable for investment securities purchased		388,858
Payable for shares of Beneficial Interest redeemed		692
Net unrealized depreciation on forward currency exchange contracts—Note 4		514
Accrued expenses		40,322
		449,861
Net Assets ($)		**16,062,545**
Composition of Net Assets ($):		
Paid-in capital		14,161,046
Accumulated distributions in excess of investment income—net		(7,518)
Accumulated net realized gain (loss) on investments		(517,766)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		2,426,783
Net Assets ($)		**16,062,545**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	7,317,392	3,370,215	5,182,139	26,916	165,883
Shares Outstanding	562,167	268,418	413,049	2,041	12,671
Net Asset Value Per Share ($)	**13.02**	**12.56**	**12.55**	**13.19**	**13.09**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $19,709 foreign taxes withheld at source)	168,983
Interest	791
Total Income	**169,774**
Expenses:	
Management fee–Note 3(a)	70,180
Shareholder servicing costs–Note 3(c)	34,741
Registration fees	32,872
Distribution fees–Note 3(b)	29,132
Custodian fees	26,985
Auditing fees	11,280
Prospectus and shareholders' reports	8,266
Trustees' fees and expenses–Note 3(d)	1,272
Legal fees	667
Loan commitment fees–Note 2	81
Miscellaneous	6,300
Total Expenses	**221,776**
Less–reduction in management fee due to undertaking–Note 3(a)	(52,371)
Net Expenses	**169,405**
Investment Income–Net	**369**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	651,422
Net realized gain (loss) on forward currency exchange contracts	(2,396)
Net Realized Gain (Loss)	**649,026**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	769,823
Net Realized and Unrealized Gain (Loss) on Investments	**1,418,849**
Net Increase in Net Assets Resulting from Operations	**1,419,218**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31, 2003
Operations ($):		
Investment income−net	369	44,985
Net realized gain (loss) on investments	649,026	(373,258)
Net unrealized appreciation (depreciation) on investments	769,823	2,616,609
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,419,218**	**2,288,336**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(50,384)	(59,889)
Class B shares	(11,801)	(18,053)
Class C shares	(22,186)	(20,906)
Class R shares	(324)	(6,701)
Class T shares	(1,435)	(369)
Total Dividends	**(86,130)**	**(105,918)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,590,462	11,578,164
Class B shares	937,368	3,593,944
Class C shares	1,787,963	2,473,249
Class R shares	34,000	-
Class T shares	63,111	877,761
Dividends reinvested:		
Class A shares	35,183	23,852
Class B shares	8,466	13,802
Class C shares	9,166	9,041
Class R shares	324	323
Class T shares	1,435	369
Cost of shares redeemed:		
Class A shares	(609,106)	(11,792,371)
Class B shares	(404,995)	(3,185,577)
Class C shares	(502,558)	(1,122,391)
Class R shares	(507,407)	(49,662)
Class T shares	(32,742)	(802,041)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**3,410,670**	**1,618,463**
Total Increase (Decrease) in Net Assets	**4,743,758**	**3,800,881**
Net Assets ($):		
Beginning of Period	11,318,787	7,517,906
End of Period	**16,062,545**	**11,318,787**
Undistributed (distribution in excess of) investment income−net	(7,518)	78,243

	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31, 2003
Capital Share Transactions:		
Class A[a]		
Shares sold	200,925	1,188,196
Shares issued for dividends reinvested	2,886	2,560
Shares redeemed	(47,470)	(1,194,815)
Net Increase (Decrease) in Shares Outstanding	**156,341**	**(4,059)**
Class B[a]		
Shares sold	76,946	395,578
Shares issued for dividends reinvested	718	1,532
Shares redeemed	(32,263)	(351,150)
Net Increase (Decrease) in Shares Outstanding	**45,401**	**45,960**
Class C		
Shares sold	145,466	256,526
Shares issued for dividends reinvested	779	1,004
Shares redeemed	(39,982)	(119,380)
Net Increase (Decrease) in Shares Outstanding	**106,263**	**138,150**
Class R		
Shares sold	2,574	–
Shares issued for dividends reinvested	26	35
Shares redeemed	(41,706)	(5,130)
Net Increase (Decrease) in Shares Outstanding	**(39,106)**	**(5,095)**
Class T		
Shares sold	4,950	93,227
Shares issued for dividends reinvested	117	51
Shares redeemed	(2,533)	(85,417)
Net Increase (Decrease) in Shares Outstanding	**2,534**	**7,861**

[a] *During the period ended April 30, 2004, 4,064 Class B shares representing $52,005 were automatically converted to 3,922 Class A shares and during the period ended October 31, 2003, 2,780 Class B shares representing $28,985 were automatically converted to 2,684 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2004	Year Ended October 31,				
Class A Shares	(Unaudited)	2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	11.70	9.47	10.35	12.96	13.98	11.32
Investment Operations:						
Investment income–net [a]	.03	.09	.06	.04	.03	.03
Net realized and unrealized gain (loss) on investments	1.41	2.27	(.94)	(1.63)	(.10)	2.75
Total from Investment Operations	1.44	2.36	(.88)	(1.59)	(.07)	2.78
Distributions:						
Dividends from investment income–net	(.12)	(.13)	–	–	(.04)	(.07)
Dividends from net realized gain on investments	–	–	–	(1.02)	(.91)	(.05)
Total Distributions	(.12)	(.13)	–	(1.02)	(.95)	(.12)
Net asset value, end of period	13.02	11.70	9.47	10.35	12.96	13.98
Total Return (%) [b]	12.33 [c]	25.23	(8.50)	(13.57)	(.69)	24.75
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.99 [c]	2.00	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets	.22 [c]	.92	.52	.35	.24	.22
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.37 [c]	1.61	1.47	1.69	1.16	1.31
Portfolio Turnover Rate	18.92 [c]	78.42	65.83	49.65	42.16	41.73
Net Assets, end of period ($ x 1,000)	7,317	4,747	3,882	3,724	4,121	4,110

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class B Shares	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	11.26	9.17	10.11	12.78	13.86	11.27
Investment Operations:						
Investment income (loss)–net [a]	(.02)	.00[b]	(.03)	(.05)	(.07)	(.08)
Net realized and unrealized gain (loss) on investments	1.37	2.18	(.91)	(1.60)	(.10)	2.74
Total from Investment Operations	1.35	2.18	(.94)	(1.65)	(.17)	2.66
Distributions:						
Dividends from investment income–net	(.05)	(.09)	–	–	–	(.02)
Dividends from net realized gain on investments	–	–	–	(1.02)	(.91)	(.05)
Total Distributions	(.05)	(.09)	–	(1.02)	(.91)	(.07)
Net asset value, end of period	12.56	11.26	9.17	10.11	12.78	13.86
Total Return (%) [c]	12.00[d]	23.99	(9.30)	(14.28)	(1.42)	23.70
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.37[d]	2.75	2.75	2.75	2.75	2.75
Ratio of net investment income (loss) to average net assets	(.18)[d]	.01	(.34)	(.45)	(.52)	(.60)
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.37[d]	1.62	1.49	1.72	1.14	1.27
Portfolio Turnover Rate	18.92[d]	78.42	65.83	49.65	42.16	41.73
Net Assets, end of period ($ x 1,000)	3,370	2,512	1,624	809	799	960

[a] *Based on average shares outstanding at each month end.*

[b] *Amount represents less than $.01 per share.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	11.26	9.19	10.12	12.79	13.87	11.27
Investment Operations:						
Investment (loss)–net[a]	(.02)	(.00)[b]	(.04)	(.05)	(.06)	(.07)
Net realized and unrealized gain (loss) on investments	1.37	2.17	(.89)	(1.60)	(.11)	2.74
Total from Investment Operations	1.35	2.17	(.93)	(1.65)	(.17)	2.67
Distributions:						
Dividends from investment income–net	(.06)	(.10)	–	–	–	(.02)
Dividends from net realized gain on investments	–	–	–	(1.02)	(.91)	(.05)
Total Distributions	(.06)	(.10)	–	(1.02)	(.91)	(.07)
Net asset value, end of period	12.55	11.26	9.19	10.12	12.79	13.87
Total Return (%)[c]	12.06[d]	23.92	(9.19)	(14.27)	(1.42)	23.77
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.37[d]	2.75	2.75	2.75	2.75	2.75
Ratio of net investment (loss) to average net assets	(.16)[d]	(.04)	(.43)	(.44)	(.47)	(.55)
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.37[d]	1.62	1.54	1.68	1.17	1.31
Portfolio Turnover Rate	18.92[d]	78.42	65.83	49.65	42.16	41.73
Net Assets, end of period ($ x 1,000)	5,182	3,455	1,549	556	677	585

[a] Based on average shares outstanding at each month end.

[b] Amount represents less than $.01 per share.

[c] Exclusive of sales charge.

[d] Not annualized.

See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	11.80	9.55	10.41	13.00	14.01	11.33
Investment Operations:						
Investment income (loss)–net [a]	(.02)	.09	.08	.07	.07	.08
Net realized and unrealized gain (loss) on investments	1.57	2.32	(.94)	(1.64)	(.10)	2.74
Total from Investment Operations	1.55	2.41	(.86)	(1.57)	(.03)	2.82
Distributions:						
Dividends from investment income–net	(.16)	(.16)	–	–	(.07)	(.09)
Dividends from net realized gain on investments	–	–	–	(1.02)	(.91)	(.05)
Total Distributions	(.16)	(.16)	–	(1.02)	(.98)	(.14)
Net asset value, end of period	13.19	11.80	9.55	10.41	13.00	14.01
Total Return (%)	13.24[b]	25.72	(8.26)	(13.36)	(.39)	25.12
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.87[b]	1.75	1.75	1.75	1.75	1.75
Ratio of net investment income (loss) to average net assets	(.25)[b]	.94	.73	.55	.48	.62
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.38[b]	1.62	1.46	1.68	1.16	1.32
Portfolio Turnover Rate	18.92[b]	78.42	65.83	49.65	42.16	41.73
Net Assets, end of period ($ x 1,000)	27	485	442	881	1,147	1,116

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	11.77	9.39	10.29	12.91	13.06
Investment Operations:					
Investment income (loss)−net [b]	.01	.07	(.04)	.00[c]	.05
Net realized and unrealized gain (loss) on investments	1.43	2.45	(.86)	(1.60)	(.20)
Total from Investment Operations	1.44	2.52	(.90)	(1.60)	(.15)
Distributions:					
Dividends from investment income−net	(.12)	(.14)	–	–	–
Dividends from net realized gain on investments	–	–	–	(1.02)	–
Total Distributions	(.12)	(.14)	–	(1.02)	–
Net asset value, end of period	13.09	11.77	9.39	10.29	12.91
Total Return (%) [d]	12.29[e]	27.18	(8.75)	(13.70)	(1.15)[e]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.12[e]	2.25	2.25	2.25	1.51[e]
Ratio of net investment income (loss) to average net assets	.06[e]	.61	(.41)	.04	.35[e]
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.59[e]	2.19	2.96	1.70	.85[e]
Portfolio Turnover Rate	18.92[e]	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	166	119	21	1	1

[a] *From March 1, 2000 (commencement of initial offering) to October 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Opportunities Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Value Equity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates a series company, currently offering two series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains of losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits of $106 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $867,594 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2003. If not applied, $153,123 of the carryover expires in fiscal 2009, $416,835 expires in fiscal 2010 and $297,636 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2003 was as follows: ordinary income $105,918. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from November 1, 2003 through October 31, 2004, that, if the aggregate expenses of the fund exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees, commitment fees and extraordinary expenses, exceed an annual rate of 1.75% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear such excess expenses. The reduction in management fee, pursuant to the undertaking, amounted to $52,371 during the period ended April 30, 2004.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $8,361, Rule 12b-1 distribution plan fees $5,399, shareholders services plan fees $3,318 and transfer agency per account fees $2,397.

During the period ended April 30, 2004, the Distributor retained $2,444 and $1 from commissions earned on sales of fund Class A and Class T shares and $3,775 and $716 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2004, Class B, Class C and Class T shares were charged $11,829, $17,116 and $187, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B, Class C and Class T shares were charged $7,622, $3,943, $5,705 and $187, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $6,753 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended April 30, 2004, amounted to $5,731,807 and $2,502,055, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gains on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2004:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Australian Dollars, expiring 5/4/2004	9,778	7,056	7,062	6
British Pounds, expiring 5/4/2004	46,798	83,263	82,989	(274)
Canadian Dollars, expiring 5/3/2004	26,992	19,717	19,675	(42)
Singapore Dollars, expiring 5/3/2004	6,994	4,083	4,081	(2)
Swedish Krona, expiring 5/4/2004	60,551	7,934	7,926	(8)
Sales:		**Proceeds ($)**		
Euro, expiring 5/3/2004	50,000	59,750	59,937	(187)
Swiss Francs, expiring 5/4/2004	11,416	8,803	8,804	(1)
Total				**(508)**

At April 30, 2004, accumulated net unrealized appreciation on investments was $2,420,897, consisting of $2,583,927 gross unrealized appreciation and $163,030 gross unrealized depreciation.

At April 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTE 6—Subsequent Event:

The Company's Board, at its Board meeting held on May 5, 2004, approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Plan") between the Company, on behalf of the fund, and Dreyfus Growth and Value Funds, Inc., on behalf of Dreyfus Premier International Value Fund (the "Acquiring Fund"). The Plan provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to fund shareholders and the subsequent termination of the fund (the "Reorganization"). Holders of fund shares as of July 1, 2004 (the "Record Date") will be asked to approve the Plan on behalf of the fund at a special meeting of shareholders to be on or about September 8, 2004.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Premier International Opportunities Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0173SA0404

Dreyfus Premier
Value Fund

SEMIANNUAL REPORT April 30, 2004



Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Value Fund covers the six-month period from November 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas D. Ramos, CFA.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. One result of the economic rebound has been higher overall earnings and stock prices for many U.S. companies.

Although recent economic news generally has been encouraging, we continue to believe that investors should be aware of the potential risks that could lead to heightened volatility or a stock market correction. Chief among them, in our view, are a possible acceleration of inflation and the chance that terrorism could cause instability in global markets. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas D. Ramos, CFA, Portfolio Manager

How did Dreyfus Premier Value Fund perform relative to its benchmark?

For the six-month period ended April 30, 2004, the fund's Class A shares produced a total return of 7.33%, Class B shares produced a total return of 6.85%, Class C shares produced a total return of 6.88%, Class R shares produced a total return of 7.19% and Class T shares produced a total return of 7.02%.[1] This compares with the performance of the fund's benchmark, the Russell 1000 Value Index (the "Index"), which produced a total return of 8.15% for the same period.[2]

We attribute these results to a generally rising stock market fueled by stronger U.S. economic growth and improving corporate earnings. The fund shared in the market's gains, with particularly strong contributions to performance from the energy, financials and consumer discretionary sectors. However, smaller stocks generally rose to a greater degree than the large-cap stocks on which the fund focuses, causing the fund to slightly underperform the benchmark.

What is the fund's investment approach?

The fund seeks capital growth. To pursue this goal, it invests at least 80% of its assets in stocks. The fund focuses on larger, more-established companies that the fund's manager believes are "undervalued," but the fund can invest in companies of any size. The fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings. The fund expects to invest mainly in the stocks of U.S. issuers, but may invest up to 30% of its assets in foreign stocks.

In choosing stocks, the fund employs a "bottom-up" approach, primarily focusing on large companies with strong positions in their industries and a catalyst that can trigger a price increase (such as corporate restructuring or change in management). The portfolio manager uses fundamental analysis to create a broadly diversified portfolio, normally with a weighted average p/e ratio less than or equal to that of the S&P 500 Index and a long-term projected earnings growth rate greater than or equal to that of the S&P 500 Index. The manager selects stocks based on:

• *value,* or how a stock is priced relative to its perceived intrinsic worth;
• *growth,* in this case the sustainability or growth of earnings or cash flow; and
• *financial profile,* which measures the financial health of the company.

The fund typically sells a security when the portfolio manager believes that there has been a negative change in the fundamental factors surrounding the company, the company has been fully valued, the company has lost favor in the current market or economic environment, or a more attractive opportunity has been identified.

What other factors influenced the fund's performance?

Rising oil and gas prices created a favorable market environment for many energy stocks during the reporting period. The fund's energy holdings shared in the sector's overall strength, with gains in service companies such as BJ Services Company and Schlumberger Limited, and exploration and production companies like XTO Energy.

Although some financial sector holdings such as Fannie Mae and New York Community Bancorp were hurt by various company-specific problems, more positive contributions from other financial positions more than made up for these disappointments. We helped augment the fund's performance in the financial sector by maintaining relatively light positions in interest-rate-sensitive companies, preferring instead to focus on consumer credit companies such as Capital One Financial, and insurers such as American International Group. The fund also enhanced returns through a well-timed purchase of shares in Washington Mutual.

Other industry groups also contributed significantly to the fund's performance. Among consumer discretionary holdings, strong gains in recreational companies Mandalay Resort Group and Royal Caribbean Cruises and outdoor advertising company Lamar Advertising Company more than offset weakness in Home Depot, which was negatively affected by concerns regarding the impact of potentially higher interest rates on home building. Other top performers included diversified industrial conglomerate Tyco International; utility TXU Corp.;

and health care equipment and service companies Fisher Scientific International, DaVita and Becton, Dickinson and Company.

The only area in which the fund failed to deliver positive absolute returns was the technology sector, where a wide range of stocks retreated after posting robust gains earlier in 2003. Notably weak performers during the reporting period included semiconductor equipment maker Novellus Systems, computer storage provider EMC Corp., software company PeopleSoft and flash memory leader SanDisk. Finally, while the fund produced positive returns in the telecommunications services sector, those returns were weaker than those produced by the benchmark's telecommunications services component, primarily due to weakness in fund holding MCI, which faced uncertainties emerging from bankruptcy, and the fund's lack of exposure to AT&T Wireless, which rose on the strength of a buyout offer.

What is the fund's current strategy?

As of the end of the reporting period, we have found what we believe to be attractive valuations among major pharmaceutical companies, leading us to maintain a mildly overweighted position in health care companies. We also have continued to emphasize stocks we believe are well positioned to benefit from continued U.S. economic growth. Accordingly, the fund holds a slightly overweighted position in the materials sector and slightly underweighted positions in the consumer staples, financials, energy and telecommunications services areas.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gains distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

STATEMENT OF INVESTMENTS

April 30, 2004 (Unaudited)

Common Stocks—94.4%	Shares	Value ($)
Banking—10.6%		
Bank of America	53,904	4,338,733
Bank of New York	20,600	600,284
J.P. Morgan Chase & Co.	38,900	1,462,640
New York Community Bancorp	68,000	1,704,760
U.S. Bancorp	48,000	1,230,720
Wachovia	16,000	732,000
Washington Mutual	17,000	669,630
Wells Fargo	46,800	2,642,328
		13,381,095
Consumer Discretionary—12.2%		
Advance Auto Parts	17,000 [a]	733,550
Carnival	17,000	725,390
Clear Channel Communications	14,300	593,307
Comcast, Cl. A	27,691 [a]	833,499
Disney (Walt)	31,100	716,233
Eastman Kodak	15,000	386,850
Federated Department Stores	18,000	882,000
Hilton Hotels	27,000	472,230
Home Depot	19,000	668,610
Lamar Advertising	17,000 [a]	698,020
Liberty Media	62,400 [a]	682,656
Mandalay Resort Group	24,000 [b]	1,378,800
Michaels Stores	18,000	900,540
Royal Caribbean Cruises	16,000	648,480
TJX Cos.	28,000	687,960
Time Warner	108,000 [a]	1,816,560
Toyota Motor, ADR	10,000	732,100
Tupperware	35,000	655,550
Viacom, Cl. B	31,800	1,229,070
		15,441,405
Consumer Staples—3.7%		
Altria Group	52,800	2,924,064
PepsiCo	17,700	964,473
Smithfield Foods	30,000 [a]	798,000
		4,686,537

Common Stocks (continued)	Shares	Value ($)
Energy–9.4%		
Anadarko Petroleum	14,000	750,120
BJ Services	18,000 a	801,000
ChevronTexaco	24,000	2,196,000
ConocoPhillips	10,000	713,000
Exxon Mobil	159,260	6,776,513
Schlumberger	12,000	702,360
		11,938,993
Financial–22.8%		
American Express	13,500	660,825
American International Group	40,927	2,932,420
Axis Capital Holdings	25,400	692,150
Bank One	34,600	1,708,202
Capital One Financial	10,000	655,300
CIGNA	10,000	645,100
CIT Group	19,000	653,030
Citigroup	128,301	6,169,995
Countrywide Financial	12,399	735,261
Developers Diversified Realty	13,000	425,750
Doral Financial	12,000	393,480
Federal Home Loan Mortgage	12,100	706,640
Federal National Mortgage association	21,300	1,463,736
Fidelity National Financial	28,600	1,046,760
Fifth Third Bancorp	12,000	643,920
Goldman Sachs Group	10,000	965,000
GreenPoint Financial	30,000	1,170,000
Knight Trading Group	51,000 a	592,620
MBNA	26,500	646,070
Merrill Lynch	34,000	1,843,820
Morgan Stanley	31,600	1,623,924
Reinsurance Group of America	17,000	659,940
St. Paul Cos.	16,987	690,861
Willis Group Holdings	32,400	1,176,444
		28,901,248
Health Care–6.1%		
Barr Pharmaceuticals	15,000 a	621,300

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Becton, Dickinson & Co.	13,000		657,150
DaVita	17,000	a	868,700
Fisher Scientific International	15,000	a	878,250
IVAX	57,000	a	1,214,100
Merck & Co.	27,200		1,278,400
Novartis, ADR	16,000		716,800
PacifiCare Health Systems	12,000	a	429,120
Pfizer	19,000		679,440
Watson Pharmaceuticals	9,000	a	320,490
			7,663,750
Industrials—7.8%			
Cooper Industries, Cl. A	12,000		658,920
Cummins	8,000		478,480
Deere & Co.	13,000		884,520
Grainger (W.W.)	13,000		681,200
Illinois Tool Works	9,000		775,890
Ingersoll-Rand	9,000		580,950
Lockheed Martin	9,000		429,300
Manpower	14,000		656,600
Navistar International	15,000	a	677,250
Norfolk Southern	30,000		714,600
Republic Services	27,000		778,140
Rockwell Collins	14,000		451,500
Tyco International	25,000		686,250
United Technologies	9,000		776,340
Waste Management	25,000		710,000
			9,939,940
Information Technology—5.9%			
Accenture	33,400	a	793,918
Agilent Technologies	13,000	a	351,130
Apple Computer	14,000	a	360,220
Computer Sciences	20,000	a	818,200
Hewlett-Packard	82,280		1,620,916
International Business Machines	21,800		1,922,106
Lucent Technologies	102,000	a	343,740

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Motorola	22,900	417,925
PeopleSoft	14,000 a	236,320
SanDisk	24,000 a	554,640
		7,419,115
Materials–6.0%		
Air Products & Chemicals	14,000	697,340
Alcoa	18,300	562,725
Dow Chemical	16,750	664,808
du Pont (EI) de Nemours	23,100	992,145
International Paper	31,100	1,253,952
PPG Industries	10,000	593,100
Praxair	26,000	950,300
Sonoco Products	31,000	770,660
Weyerhaeuser	17,800	1,053,760
		7,538,790
Telecommunication Services–4.7%		
AT&T	17,000	291,550
BellSouth	23,800	614,278
SBC Communications	54,996	1,369,400
Sprint (FON Group)	29,500	527,755
Telefonos de Mexico, ADR	20,000	682,800
Verizon Communications	65,000	2,453,100
		5,938,883
Utilities–5.2%		
Exelon	22,100	1,479,374
FPL Group	10,000	636,200
NiSource	31,000	624,960
PG&E	29,000 a,b	798,080
Progress Energy	18,000	769,860
Southern	22,000	632,720
TXU	28,000	955,920
Wisconsin Energy	22,000	690,800
		6,587,914
Total Common Stocks		
(cost $96,370,399)		**119,437,670**

Short-Term Investments—4.7%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
.86%, 5/6/2004	1,722,000	1,721,897
.87%, 5/20/2004	1,462,000 [c]	1,461,444
.80%, 5/27/2004	2,779,000	2,777,499
Total Short-Term Investments (cost $5,960,516)		**5,960,840**

Investment of Cash Collateral for Securities Loaned—1.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $2,281,000)	2,281,000 [d]	**2,281,000**

Total Investments (cost $104,611,915)	**100.9%**	**127,679,510**
Liabilities, Less Cash and Receivables	**(.9%)**	**(1,145,895)**
Net Assets	**100.0%**	**126,533,615**

[a] *Non-income producing.*

[b] *All of these securities are on loan. At April 30, 2004, the total market value of the fund's securities on loan is $2,176,880 and the total market value of the collateral held by the fund is $2,281,000.*

[c] *Partially held by broker in a segregated account for open financial futures.*

[d] *Investments in affiliated money market mutual funds.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 4/30/2004 ($)
Financial Futures Long				
Standard & Poor's 500	4	1,106,100	March 2004	**(21,010)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities on loan, valued at $2,176,880)—Note 1(c):		
Unaffiliated issuers	102,330,915	125,398,510
Affiliated issuers	2,281,000	2,281,000
Cash		29,473
Receivable for investment securities sold		1,757,991
Dividends receivable		211,390
Receivable for shares of Beneficial Interest subscribed		3
Prepaid expenses		23,621
		129,701,988
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		129,558
Liability for securities on loan—Note 1(c)		2,281,000
Payable for investment securities purchased		650,846
Payable for shares of Beneficial Interest redeemed		27,795
Payable for futures variation margin—Note 4		8,000
Accrued expenses		71,174
		3,168,373
Net Assets ($)		**126,533,615**
Composition of Net Assets ($):		
Paid-in capital		108,957,981
Accumulated undistributed investment income—net		471,844
Accumulated net realized gain (loss) on investments		(5,942,795)
Accumulated net unrealized appreciation (depreciation) on investments [including ($21,010) net unrealized (depreciation) on financial futures]		23,046,585
Net Assets ($)		**126,533,615**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	116,902,389	8,311,313	1,184,255	20,230	115,428
Shares Outstanding	6,473,772	484,209	69,924	1,148	6,535
Net Asset Value Per Share ($)	**18.06**	**17.16**	**16.94**	**17.62**	**17.66**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $2,181 foreign taxes withheld at source)	1,341,217
Interest	6,081
Income on securities lending	1,143
Total Income	**1,348,441**
Expenses:	
Management fee–Note 3(a)	490,365
Shareholder servicing costs–Note 3(c)	253,197
Distribution fees–Note 3(b)	37,207
Professional fees	29,777
Registration fees	28,493
Prospectus and shareholders' reports	9,877
Custodian fees–Note 3(c)	8,206
Trustees' fees and expenses–Note 3(d)	7,619
Loan commitment fees–Note 2	810
Interest expense–Note 2	29
Miscellaneous	5,335
Total Expenses	**870,915**
Investment Income–Net	**477,526**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,434,771
Net realized gain (loss) on financial futures	87,467
Net Realized Gain (Loss)	**4,522,238**
Net unrealized appreciation (depreciation) on investments [including ($26,908) net unrealized (depreciation) on financial futures]	4,231,196
Net Realized and Unrealized Gain (Loss) on Investments	**8,753,434**
Net Increase in Net Assets Resulting from Operations	**9,230,960**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31, 2003
Operations ($):		
Investment income–net	477,526	810,047
Net realized gain (loss) on investments	4,522,238	(4,607,249)
Net unrealized appreciation (depreciation) on investments	4,231,196	22,375,855
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,230,960**	**18,578,653**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(810,983)	(860,419)
Class C shares	–	(880)
Class R shares	(95)	(52)
Class T shares	–	(61)
Total Dividends	**(811,078)**	**(861,412)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,110,879	4,322,990
Class B shares	866,397	1,397,706
Class C shares	169,908	169,865
Class R shares	3,782	5,952
Class T shares	26,702	96,501
Dividends reinvested:		
Class A shares	748,775	788,483
Class C shares	–	414
Class R shares	91	52
Class T shares	–	61
Cost of shares redeemed:		
Class A shares	(9,572,706)	(12,753,414)
Class B shares	(1,740,227)	(2,858,681)
Class C shares	(157,388)	(417,423)
Class R shares	(15)	(5)
Class T shares	(1,681)	(64,566)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,545,483)**	**(9,312,065)**
Total Increase (Decrease) in Net Assets	**874,399**	**8,405,176**
Net Assets ($):		
Beginning of Period	125,659,216	117,254,040
End of Period	**126,533,615**	**125,659,216**
Undistributed investment income–net	471,844	805,396

	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31, 2003
Capital Share Transactions:		
Class A[a]		
Shares sold	116,184	282,949
Shares issued for dividends reinvested	42,137	53,566
Shares redeemed	(524,621)	(845,160)
Net Increase (Decrease) in Shares Outstanding	**(366,300)**	**(508,645)**
Class B[a]		
Shares sold	50,384	96,625
Shares redeemed	(100,946)	(197,571)
Net Increase (Decrease) in Shares Outstanding	**(50,562)**	**(100,946)**
Class C		
Shares sold	9,982	11,839
Shares issued for dividends reinvested	–	30
Shares redeemed	(9,184)	(29,416)
Net Increase (Decrease) in Shares Outstanding	**798**	**(17,547)**
Class R		
Shares sold	213	405
Shares issued for dividends reinvested	5	3
Shares redeemed	(1)	–
Net Increase (Decrease) in Shares Outstanding	**217**	**408**
Class T		
Shares sold	1,473	6,406
Shares issued for dividends reinvested	–	4
Shares redeemed	(94)	(4,297)
Net Increase (Decrease) in Shares Outstanding	**1,379**	**2,113**

[a] *During the period ended April 30, 2004, 50,201 Class B shares representing $862,601 were automatically converted to 47,733 Class A shares and during the period ended October 31, 2003, 54,027 Class B shares representing $775,619 were automatically converted to 51,421 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2004	Year Ended October 31,				
Class A Shares	(Unaudited)	2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	16.94	14.59	17.22	21.85	22.00	21.07
Investment Operations:						
Investment income–net[a]	.07	.12	.12	.13	.10	.11
Net realized and unrealized gain (loss) on investments	1.17	2.35	(1.83)	(3.08)	1.74	2.50
Total from Investment Operations	1.24	2.47	(1.71)	(2.95)	1.84	2.61
Distributions:						
Dividends from investment income–net	(.12)	(.12)	(.13)	(.11)	(.11)	(.11)
Dividends from net realized gain on investments	–	–	(.79)	(1.57)	(1.88)	(1.57)
Total Distributions	(.12)	(.12)	(.92)	(1.68)	(1.99)	(1.68)
Net asset value, end of period	18.06	16.94	14.59	17.22	21.85	22.00
Total Return (%)[b]	7.33[c]	17.04	(10.74)	(14.32)	9.00	13.24
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.63[c]	1.26	1.28	1.20	1.20	1.18
Ratio of net investment income to average net assets	.40[c]	.76	.69	.66	.50	.51
Portfolio Turnover Rate	28.47[c]	59.66	57.49	91.91	150.24	141.85
Net Assets, end of period ($ x 1,000)	116,902	115,872	107,217	132,810	164,534	171,526

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	16.06	13.84	16.40	20.93	21.21	20.41
Investment Operations:						
Investment (loss)–net[a]	(.01)	(.01)	(.02)	(.03)	(.04)	(.05)
Net realized and unrealized gain (loss) on investments	1.11	2.23	(1.75)	(2.93)	1.64	2.42
Total from Investment Operations	1.10	2.22	(1.77)	(2.96)	1.60	2.37
Distributions:						
Dividends from investment income–net	–	–	(.00)[b]	–	–	–
Dividends from net realized gain on investments	–	–	(.79)	(1.57)	(1.88)	(1.57)
Total Distributions	–	–	(.79)	(1.57)	(1.88)	(1.57)
Net asset value, end of period	17.16	16.06	13.84	16.40	20.93	21.21
Total Return (%)[c]	6.85[d]	16.04	(11.48)	(15.02)	8.12	12.38
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.06[d]	2.12	2.10	2.02	1.99	1.94
Ratio of net investment (loss) to average net assets	(.04)[d]	(.10)	(.13)	(.16)	(.23)	(.25)
Portfolio Turnover Rate	28.47[d]	59.66	57.49	91.91	150.24	141.85
Net Assets, end of period ($ x 1,000)	8,311	8,591	8,801	10,575	11,936	26,897

[a] Based on average shares outstanding at each month end.

[b] Amount represents less than $.01 per share.

[c] Exclusive of sales charge.

[d] Not annualized.

See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	15.85	13.68	16.22	20.75	21.06	20.28
Investment Operations:						
Investment (loss)–net[a]	(.01)	(.02)	(.02)	(.04)	(.11)	(.06)
Net realized and unrealized gain (loss) on investments	1.10	2.20	(1.72)	(2.89)	1.68	2.41
Total from Investment Operations	1.09	2.18	(1.74)	(2.93)	1.57	2.35
Distributions:						
Dividends from investment income–net	–	(.01)	(.01)	(.03)	–	–
Dividends from net realized gain on investments	–	–	(.79)	(1.57)	(1.88)	(1.57)
Total Distributions	–	(.01)	(.80)	(1.60)	(1.88)	(1.57)
Net asset value, end of period	16.94	15.85	13.68	16.22	20.75	21.06
Total Return (%)[b]	6.88[c]	15.95	(11.48)	(14.99)	8.02	12.25
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.07[c]	2.16	2.11	2.04	2.03	1.96
Ratio of net investment (loss) to average net assets	(.04)[c]	(.13)	(.15)	(.20)	(.59)	(.29)
Portfolio Turnover Rate	28.47[c]	59.66	57.49	91.91	150.24	141.85
Net Assets, end of period ($ x 1,000)	1,184	1,096	1,185	1,243	714	712

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	16.53	14.26	16.78	21.55	21.70	20.87
Investment Operations:						
Investment income (loss)−net [a]	.05	.06	.07	(.05)	.05	.06
Net realized and unrealized gain (loss) on investments	1.14	2.30	(1.80)	(3.01)	1.75	2.47
Total from Investment Operations	1.19	2.36	(1.73)	(3.06)	1.80	2.53
Distributions:						
Dividends from investment income−net	(.10)	(.09)	−	(.14)	(.07)	(.13)
Dividends from net realized gain on investments	−	−	(.79)	(1.57)	(1.88)	(1.57)
Total Distributions	(.10)	(.09)	(.79)	(1.71)	(1.95)	(1.70)
Net asset value, end of period	17.62	16.53	14.26	16.78	21.55	21.70
Total Return (%)	7.19[b]	16.64	(10.97)	(15.15)	8.97	12.99
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.74[b]	1.59	1.56	2.13	1.37	1.40
Ratio of net investment income (loss) to average net assets	.28[b]	.42	.41	(.27)	.26	.29
Portfolio Turnover Rate	28.47[b]	59.66	57.49	91.91	150.24	141.85
Net Assets, end of period ($ x 1,000)	20	15	7	7	6	8

[a]   *Based on average shares outstanding at each month end.*

[b]   *Not annualized.*

See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2004 (Unaudited)	Year Ended October 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	16.51	14.32	17.05	21.77	19.15
Investment Operations:					
Investment income (loss)−net[b]	.02	(.07)	(.07)	(.02)	(.02)
Net realized and unrealized gain (loss) on investments	1.13	2.28	(1.79)	(3.08)	2.64
Total from Investment Operations	1.15	2.21	(1.86)	(3.10)	2.62
Distributions:					
Dividends from investment income−net	−	(.02)	(.08)	(.05)	−
Dividends from net realized gain on investments	−	−	(.79)	(1.57)	−
Total Distributions	−	(.02)	(.87)	(1.62)	−
Net asset value, end of period	17.66	16.51	14.32	17.05	21.77
Total Return (%)[c]	7.02[d]	15.45	(11.69)	(15.08)	13.68[d]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.92[d]	2.48	2.38	1.92	1.17[d]
Ratio of net investment income (loss) to average net assets	.10[d]	(.48)	(.41)	(.11)	(.09)[d]
Portfolio Turnover Rate	28.47[d]	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	115	85	44	21	1

[a] *From March 1, 2000 (commencement of initial offering) to October 31, 2000.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Value Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Value Equity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the funds Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the leading transaction. Such income earned is included in interest income. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $10,232,229 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2003. If not applied, $5,489,687 of the carryover expires in fiscal 2010 and $4,742,542 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2003 was as follows: ordinary income $861,412. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2004 was approximately $3,800, with a related weighted average annualized interest rate of 1.47%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $80,658, Rule 12b-1 distribution plan fees $6,088, shareholders services plan fees $26,882, custodian fees $2,255 and transfer agency per account fees $13,675.

During the period ended April 30, 2004, the Distributor retained $12,163 from commissions earned on sales of fund's Class A shares and $6,754 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2004, Class B, Class C and Class T shares were charged $32,667, $4,418 and $122, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and

Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2004, Class A, Class B, Class C and Class T shares were charged $150,949, $10,889, $1,472 and $122, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2004, the fund was charged $52,808 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2004, the fund was charged $8,206 pursuant to the custody agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) During the period ended April 30, 2004, the fund incurred total brokerage commissions of $141,916, of which $30 was paid to Harborside Plus Inc., a wholly-owned subsidiary of Mellon Financial Corporation.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2004, amounted to $36,518,373 and $48,257,127, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the under-lying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2004, are set forth in the Statement of Financial Futures.

At April 30, 2004, accumulated net unrealized appreciation on investments was $23,067,595, consisting of $24,706,336 gross unrealized appreciation and $1,638,741 gross unrealized depreciation.

At April 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of

Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus Premier Value Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

 0037SA0404